# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Royalty Management Holding Corp, CIK 0001843656
CUSIP: 02369M102
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 8500 E. 116 St., Fishers, Indiana (IN), 46038
Date of event which requires filing of this statement: 04/02/2025
Filed by CIK 0001999707
Persons authorized to receive notices and communications: Mark Jensen, Manager, White River Holdings LLC, 8500 E. 116 St., Unit 264, Fishers, Indiana (IN), 46038, 917-685-2547

## Reporting persons
- White River Holdings LLC (CIK 0001999707): type of reporting person: investment company (IV), other (OO); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 1,147,187; shared voting power 0; sole dispositive power 1,147,187; shared dispositive power 0; aggregate amount beneficially owned 1,147,187 (7.7% of the class)
  Comment: Limited Liability Company - OO

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: Royalty Management Holding Corp
Address of issuer's principal executive offices: 8500 E. 116 St., Fishers, Indiana (IN), 46038
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, $0.0001 par value per share (the "Common Stock"), of Royalty Management Holding Corporation (the "Issuer"). The address of the principal offices of the Issuer is 12115 Visionary Way, Suite 174, Fishers, IN 46038

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by White River Holdings LLC, an Indiana limited liability company that owns 7.7% of the existing issued and outstanding common shares of the Issuer.
Residence or business address: This Schedule 13D is being filed by White River Holdings LLC, an Indiana limited liability company that owns 7.7% of the existing issued and outstanding common shares of the Issuer.
Present principal occupation or employment: This Schedule 13D is being filed by White River Holdings LLC, an Indiana limited liability company that owns 7.7% of the existing issued and outstanding common shares of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
Citizenship: The Reporting Person is domiciled in the United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Represents shares held in Royalty Management Corporation by reporting entity and received as consideration pursuant to merger with American Acquisition Opportunity Inc. (the Issuer, which changed its name to Royalty Management Holding Corporation on or about October 31, 2023) plus open market purchases since then.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,147,187 shares of Common Stock, constituting 7.7% of the Common Stock outstanding as of March 28, 2025.

White River Holdings LLC has the sole power to vote or direct the vote of 1,147,187 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,147,187 shares of Common Stock, constituting 7.7% of the Common Stock outstanding as of March 28, 2025.

White River Holdings LLC has the sole power to vote or direct the vote of 1,147,187 shares of Common Stock.
Transactions in the class effected during the past sixty days:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,147,187 shares of Common Stock, constituting 7.7% of the Common Stock outstanding as of March 28, 2025.

White River Holdings LLC has the sole power to vote or direct the vote of 1,147,187 shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- White River Holdings LLC: /s/ Mark C. Jensen, Manager (04/02/2025)